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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

AmerInst Insurance Group, Ltd.

(Name of Issuer)

Common Shares, par value $1.00

(Title of Class of Securities)

G0327K-10-0

(CUSIP Number)

AmerInst Investment Company, Ltd.

Stuart Grayston

c/o USA Risk Group (Bermuda) Ltd.

Windsor Place

18 Queen Street, P.O. Box HM 1601

Hamilton, Bermuda HMGX

(441) 296-3973

with a copy to:

John E. Lowe

Schuyler, Roche & Zwirner

One Prudential Plaza, Suite 3800

130 East Randolph Street

Chicago, Illinois 60601

(312) 565-1022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Check the following box if a fee is being paid with the statement.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0327K100

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person AmerInst Investment Company, Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)	☐

6.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 29,617 8. Shared Voting Power -0- 9. Sole Dispositive Power 29,617 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,617

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%(1)

14.	Type of Reporting Person CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

(1) The Reporting Person is a subsidiary of the Issuer. Therefore, the shares held by the Reporting Person, which constitute 8.9% of the shares issued by the Issuer, equal 9.8% of the amount of the Issuer’s reported outstanding common shares.

Item 1.    Security and Issuer.

This statement constitutes Amendment No. 2 to the Statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on May 9, 2002 as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 10, 2002 and relates to the Common Shares, par value $1.00 (the “Common Shares”) of AmerInst Insurance Group, Ltd., a Bermuda company (“Issuer”). The principal executive offices of the Issuer are located at c/o USA Risk Group (Bermuda) Ltd., Windsor Place, 18 Queen Street, P.O. Box HM 1601, Hamilton, Bermuda HMGX. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13, as previously amended.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated to read in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Person to purchase the Common Shares are as follows:

Source of Funds	Amount of Funds

Working Capital (1)	$982,037

(1)As used herein, the term “Working Capital” includes income from the business operations of the Reporting Person. None of the funds reported herein as “Working Capital” were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Common Shares.

Item 5.    Interest in Securities of the Issuer.

Item 5 is amended and restated to read in its entirety as follows:

(a) Percentage interest calculations for the Reporting Person are based upon the Issuer having 331,751 total issued common shares, including the 29,617 shares held by the Reporting Person.

The aggregate number of Common Shares that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 29,617, which constitutes approximately 8.9% of the Issuer’s issued Common Shares. The Reporting Person is a subsidiary of the Issuer. Therefore, the Common Shares held by the Reporting Person are not deemed outstanding under generally accepted accounting principles. The Common Shares held by the Reporting Person equal 9.8% of the amount of the Issuer’s reported outstanding Common Shares.

(b) The Reporting Person has sole power to vote, to direct the vote, to dispose and to direct the disposition with respect to 29,617 Common Shares.

(c) Since July 3, 2003, the Reporting Person has purchased Common Shares as set forth on Schedule I attached hereto. All such purchasers were in privately negotiated transactions. The Reporting Person has not effected any other transaction in the Common Shares since July 3, 2003.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:         November 17, 2003

AMERINST INVESTMENT COMPANY, LTD.

By:	/s/ Stuart Grayston

Stuart Grayston President

SCHEDULE I

TO

SCHEDULE 13D AMENDMENT NO. 2

FOR

AmerInst Investment Company, Ltd.

Date of Transaction	Number of Shares	Price Per Share ($)
07/09/2003	45	$43.40
07/09/2003	79	$43.40
08/05/2003	100	$43.40
09/16/2003	42	$29.00
09/24/2003	72	$43.40
09/29/2003	21	$43.40
09/30/2003	32	$43.40
09/30/2003	800	$30.00
10/16/2003	40	$43.40
10/28/2003	325	$30.00